UBS Investors Portfolio Trust
                            Form: N-SAR June 30, 1997
                              Attachment - Item 77O


                           Transactions effected pursuant to Rule 10f-3

Transaction # 1: UBS International Equity Portfolio, acquisition of CIBA Specialty Chemical

If any such transactions were effected during the reporting period, the following information should be furnished:

     1. From whom was the securities acquired. Not applicable, acquisition due to corporate action (rights offering).

     2. Identify the underwriting syndicate's members. Union Bank of Switzerland was the affiliated underwriter of the Fund.

     3. Terms of the transaction. UBS International Equity Portfolio engaged in a rights offering on February 26, 1997, for 455 rights of CIBA Specialty Chemical. On March 20, 1997 UBS International Equity Portfolio exercised the rights into CIBA Specialty Chemical regular shares on a one for one basis. The cost associated with each right was 10 Swiss Francs. This rights offering represented .007% of the Portfolio's net assets at the time of exercise.

     4. Information or materials upon which the determination described in paragraph (h)(3) of the rule 10f-3 was made. The information described in item 1 through 3 above was provided to the Board of Directors at its regularly scheduled first quarter 1997 meeting to certify that this transaction was made in compliance with the Board adopted rule 10f-3 procedures.


                         UBS Investors Portfolio Trust